UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 May 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Maeve Carton                                 122,656
AC Employee Benefit Trustees
Limited Acct CRG                              1,624
Numis Nominees (Client) Limited   22,543
(Deferred Shares)

7	State the nature of the transaction (i) S crip Dividend (ii) Conditional Award of shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 24 (ii) See box 24
9	Number of shares, derivatives or other financial instruments linked to them disposed of (i) & (ii) Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €24.69 (ii) Not Applicable
11	Date and place of transaction (i) & (ii) 6th May 2016; Dublin	12	Date issuer informed of transaction (i) & (ii) 6th May 2016
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) 0.000002% (ii) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) (i) & (ii) Not applicable	20
  Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating    percentage)

              (i)   124,280 (excluding 22,543 Deferred Shares); 0.014984%
              (ii)  Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant (i) Not Applicable (ii) 6th May 2016	22
  Period during which or date on which it can be exercised

               (i)   Not Applicable
               (ii)  Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option (i) Not Applicable (ii) Nil	24	Description of shares involved (class and number) (i) Not Applicable (ii) Maximum of 56,078 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) Not Applicable (ii) Not Applicable - this notification refers to a Conditional Share Award	26
Total number of shares over which options are held following notification

              (i)   Not Applicable
              (ii)  -  39,172 Ordinary Shares under Share   Option Schemes
     -    Maximum of 173,378 Ordinary Shares that may vest under Conditional Share Awards (Dividend equivalents accrue on awards under the 2014 Performance Share Plan   and,  subject to the satisfaction of the applicable performance in the form of additional shares at vesting).

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Nicholas Hartery
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Nicholas Hartery
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
 Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

 Goodbody Stockbrokers                  1,514
 Nominees Limited
 Siglas Holdings Limited                 15,367

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 290
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.69
11	Date and place of transaction 6th May 2016; Dublin	12	Date issuer informed of transaction 6th May 2016
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000034%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 16,881; 0.002035%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant Not Applicable	22	Period during which or date on which it can be exercised Not Applicable
23	Total amount paid (if any) for grant of the option Not Applicable	24	Description of shares involved (class and number) Not Applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable	26	Total number of shares over which options are held following notification Not Applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Heather Ann McSharry
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person Heather Ann McSharry & Relative	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Heather Ann McSharry & Relative
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

 Heather Ann McSharry                          4,022
 Gaelen Britton                                          212

7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 60
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.69
11	Date and place of transaction 6th May 2016; Dublin	12	Date issuer informed of transaction 6th May 2016
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.
15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000007%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 4,234; 0.000510%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable	22	Period during which or date on which it can be exercised Not Applicable
23	Total amount paid (if any) for grant of the option Not Applicable	24	Description of shares involved (class and number) Not Applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable	26	Total number of shares over which options are held following notification Not Applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

 Albert Manifold                                   73,418
 AC Employee Benefit
 Trustees Limited Acct CRG                1,624
 Numis Nominees (Client) Limited     43,828
 (Deferred Shares)

7	State the nature of the transaction (i) Scrip Dividend (ii) Conditional Award of Shares (iii) Exercise of Share Options (iv) Sale of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 998 (ii) See box 24 (iii) 25,110
9	Number of shares, derivatives or other financial instruments linked to them disposed of (iv) 21,000	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €24.69 (ii) Not Applicable (iii) €16.19 (iv) €25.27
11	Date and place of transaction (i) & (ii) 6th May 2016; Dublin (iii) & (iv) 9th May 2016; Dublin	12	Date issuer informed of transaction (i) & (ii) 6th May 2016 (iii) & (iv) 9th May 2016
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.
15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) & (iii) 0.003147%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) (iv) 0.002531	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

   (i), (iii) & (iv)      75,042 (excluding 43,828 Deferred Shares); 0.009047%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant (ii) 6th May 2016	22
Period during which or date on which it can be exercised

(ii) Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option (ii) Nil	24	Description of shares involved (class and number) (ii) Maximum of 208,104 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (ii) Not applicable - this notification refers to a Conditional Share Award	26
Total number of shares over which options are held following notification

(i), (iii) & (iv)    35,506 Ordinary Shares        under Share Option Schemes
(i)      Maximum of 489,104 Ordinary Shares that may vest under Conditional Share Awards under the 2014 Performance Share Plan and, subject to the satisfaction of the applicable performance criteria, will be released to participants in the form of additional shares at vesting)

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Senan Murphy
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Senan Murphy
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Aurum Nominees Limited
C013458 Acct                                    1,015

7	State the nature of the transaction (i) Scrip Dividend (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 15 (ii) See box 24
9	Number of shares, derivatives or other financial instruments linked to them disposed of (i) & (ii) Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €24.69 (ii) Not applicable
11	Date and place of transaction (i) & (ii) 6th May 2016; Dublin	12	Date issuer informed of transaction (i) & (ii) 6th May 2016
13	Any additional information (i) & (ii) Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016
Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.
15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000001%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,015; 0.000122%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant (i) Not applicable (ii) 6th May 2016	22
Period during which or date on which it can be exercised

      (i)   Not applicable
      (ii)  Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the           grant date

23	Total amount paid (if any) for grant of the option (i) Not applicable (ii) Nil	24	Description of shares involved (class and number) (i) Not applicable (ii) Maximum of 50,906 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) Not applicable (ii) Not applicable - this notification refers to a Conditional Share Award	26
Total number of shares over which options are held following notification

       (i)   Not applicable
       (ii)  Maximum of 50,906 Ordinary Shares that may vest under Conditional Share Awards (Dividend equivalents accrue on awards under the 2014 Performance            Share   Plan and, subject to the satisfaction of the applicable performance criteria, will be released to participants in the form of additional shares at vesting.

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Henk Th. Rottinghuis
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Henk Th. Rottinghuis
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder BC Global Nominees Limited 15,645
7	State the nature of the transaction Scrip Dividend	8	Number of shares, derivatives or other financial instruments linked to them acquired 219
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction €24.69
11	Date and place of transaction 6th May 2016; Dublin	12	Date issuer informed of transaction 6th May 2016
13	Any additional information Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9 March 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.000026%
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 15,645; 0.001886%

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant Not Applicable	22	Period during which or date on which it can be exercised Not Applicable
23	Total amount paid (if any) for grant of the option Not Applicable	24	Description of shares involved (class and number) Not Applicable
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable	26	Total number of shares over which options are held following notification Not Applicable
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

Mark Towe                                       147,974
Numis Nominees (Client) Limited     44,285
(Deferred Shares)

7	State the nature of the transaction (i) Scrip Dividend (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 2,530 (ii) See box 24
9	Number of shares, derivatives or other financial instruments linked to them disposed of (i) & (ii) Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €24.69 (ii) Not applicable
11	Date and place of transaction (i) & (ii) 6th May 2016; Dublin	12	Date issuer informed of transaction (i) & (ii) 6th May 2016
13	Any additional information (i) & (ii) Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) (i) & (ii) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 (i) & (ii) Yes
17	Description of class of share (i) & (ii) Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) 0.000305% (ii) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) (i) & (ii) Not applicable	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    (i)    147,974 (excluding 44,285 Deferred Shares); 0.017840%
    (ii)   Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:
21	Date of grant (i) Not applicable (ii) 6th May 2016	22
Period during which or date on which it can be exercised
       (i)       Not applicable
       (ii)      Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the                      grant date.

23	Total amount paid (if any) for grant of the option (i) Not applicable (ii) Nil	24	Description of shares involved (class and number) (i) Not applicable (ii) Maximum of 107,110 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) Not applicable (ii) Not applicable - this notification refers to a Conditional Share Award	26
Total number of shares over which options are held following notification

       (i)       Not applicable
       (ii)      - 103,706 Ordinary Shares under Share Option Schemes
     -  Maximum of 315,547 Ordinary Shares that may vest under Conditional Share Awards (Dividend equivalents accrue on awards under the 2014                      Performance Share Plan and, subject to the satisfaction of the applicable performance criteria, will be released to participants in the form of additional shares at vesting

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging
 Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility
 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the
Central Bank of Ireland's Market Abuse Rules
in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form
.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person Spouse	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Spouse
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6
Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder

 Joan Duffy                                              8,359
 AC Employee Benefit Trustees            1,622
 Limited Acct CRG

7	State the nature of the transaction (i) Scrip Dividend (ii) Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired (i) 33 (ii) See box 24
9	Number of shares, derivatives or other financial instruments linked to them disposed of (i) & (ii) Not Applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction (i) €24.69 (ii) Not Applicable
11	Date and place of transaction (i) & (ii) 6th May 2016; Dublin	12	Date issuer informed of transaction (i) & (ii) 6th May 2016
13	Any additional information (i) & (ii) Not Applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 9th May 2016

Information required under Irish Stock Exchange Listing Rule 6.10
The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.
15	Name of director or secretary (if not required to be stated in box 2) (i) & (ii) Not Applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) (i) 0.000003% (ii) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) (i) & (ii) Not applicable	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     (i)      9,981; 0.001203%
     (ii)     Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes
:

21	Date of grant (i) Not applicable (ii) 6th May 2016	22
Period during which or date on which it can be exercised

       (i)      Not applicable
       (ii)     Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the         grant date.

23	Total amount paid (if any) for grant of the option (i) Not applicable (ii) Nil	24	Description of shares involved (class and number) (i) Not applicable (ii) Maximum of 11,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise (i) Not applicable (ii) Not applicable - this notification refers to a Conditional Share Award	26
Total number of shares over which options are held following notification

       (i)      Not applicable
       (ii)     - 7,763 Ordinary Shares under Share Option Schemes
    - Maximum of 34,730 Ordinary Shares that may vest under Conditional Share Awards (Dividend equivalents accrue on awards under the 2014             Performance Share Plan and, subject to the satisfaction of the applicable performance criteria, will be released to participants in the form of additional shares at vesting)

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 9th May 2016

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 May 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary